July 19, 2010
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Express Scripts, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Schedule 14A filed March 24, 2010
File No. 000-20199
Dear Mr. Rosenberg:
I am writing this letter on behalf of Express Scripts, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated July 6, 2010 regarding the above-referenced filings of the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
The numbered paragraphs below correspond to the paragraphs of your Comment Letter. Your comments are repeated in boldface, and our responses in ordinary type follow.
1.	Notwithstanding the fact that the Committee did not consider the pre-determined individual goals in awarding annual incentive bonuses for 2009, please be advised that if performance goals were established for your named executive officers you are required to disclose in your Compensation Discussion and Analysis the specific goals and the degree of attainment of those goals. Therefore, if individual goals have been established by the Committee for 2010, whether strategic, financial or non-financial, you should be prepared to discuss these in your next proxy statement. As such, please confirm that your 2010 proxy statement will include a discussion of the detailed set of individual and corporate performance goals for each named executive officer and the extent to which each officer’s performance met, exceeded or fell short of the goal(s). Also you should discuss how his or her level of performance related to the bonus ultimately awarded. To the extent that pre-established goals and the executive’s level of performance are quantifiable, the discussion in your proxy statement should also be quantified.

The Company acknowledges the Staff’s comment and will include all required information in future filings.
For 2010, the Compensation Committee did not establish specific individual performance targets for any participants in the Annual Bonus Plan. Instead, the Compensation Committee will evaluate individual performance on a subjective basis, using its discretion to consider any number of factors related to the performance of each officer. Accordingly, the Company will describe the types of factors considered by the Committee in evaluating individual performance in its next proxy statement and whether such factors affected the bonuses ultimately awarded. Additionally, the Company will clearly disclose the specific corporate performance goals for the completed fiscal year and the extent to which Company performance met, exceeded or fell short of the goals.
2.	It appears from your response to the first and third bullets of our previous comment four that you did not assign value to the non-contractual customer relationships with patients. Please explain to us your consideration of recording an intangible asset for these customer relationships. Please see ASC 805-20-55-27.
We maintain relationships with health maintenance organizations, health insurers, employers, union-sponsored benefit plans, third party administrators, etc. (our customers or clients) that contract directly with us for pharmacy benefits manager (PBM) services. Our contracted clients provide healthcare and prescription benefits to the end patient (or member). We assist our clients in the delivery and processing of prescription transactions for their members. We only provide services to the patient when they are covered under a health benefit program offered by one of our clients. Should the member’s coverage terminate under our client’s plan the member does not have the ability to independently obtain PBM services from our company.
In performing our purchase price allocation we considered the guidance in ASC 805-20-55-27. This guidance states that a customer relationship acquired in a business combination that does not arise from a contract may nevertheless be identifiable because the relationship is separable. We considered this guidance in the context of our relationships between our clients and their members. Based on our discussion above, we concluded that our relationship with the members is not separable from the client contracts as we only provide services to members when covered by a contractual relationship with our clients. We further note that any value we receive from member utilization of our client’s services and benefits are reflected in the cash flows used to value our contractual relationships with our clients.
3.	We acknowledge your response to our previous comment five. Please explain to us how you considered the tax deductibility of intangible assets as a result of the Section 338(h)(10) of the Internal Revenue Code in your valuation of intangible assets acquired. In this regard, it appears that the higher price you were willing to pay as a result of the tax deductibility is subsumed in goodwill as a residual, while a market participant may be willing to assign a higher value to an intangible asset that is tax deductible.
The Section 338(h)(10) election under the Internal Revenue Code and related tax benefits, which would be available to any market participant, did result in a higher value which impacted the negotiated purchase price. As part of our purchase price allocation, we valued each of the identified intangible and tangible assets and liabilities based upon a market participant exit price. Accordingly, the intangible asset value includes a value attributable to the tax benefits achieved from an increase in the tax basis of these assets. The tax benefits included in the intangible asset value are valued irrespective of the Section 338(h)(10) election. Based upon the guidance in ASC 820-10-30, we believe the fair value of the intangible asset is determined independent of the tax structure of the transaction in which it was acquired (i.e., through a taxable asset purchase or nontaxable business combination). The excess purchase price after properly considering and valuing all of the identifiable net assets was recognized in goodwill in accordance with ASC 805.
As a clarification and follow up to our prior response, there were no separable assets recorded in our financial statements related to the Section 338(h)(10) election. Upon acquisition, our financial statements did not reflect any deferred tax amounts related to the acquired assets and liabilities as required by ASC 805-740 as the book basis and tax basis was equal.
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The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please do not hesitate to contact me at (314) 684-5107.
Sincerely,

/s/Jeffrey Hall
Jeffrey Hall
Executive Vice President and Chief Financial Officer

cc:       Keith Ebling
Express Scripts, Inc.
Sasha Parikh
Mark Brunhofer
Laura Crotty
Securities and Exchange Commission
Division of Corporation Finance